December 20, 2018

Zel C. Khan
Chief Executive Officer
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, Texas 77024

       Re: Petrolia Energy Corporation
           Form 10-K/A for the Fiscal Year ended December 31, 2017 Filed September 26, 2018
           File No. 0-52690

Dear Mr. Khan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2017

General

1. We note that you have not filed your Form 10-Q for the quarter ended September 30,
      2018, which was due November 14, 2018. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.
Business
Proved Reserves, page 10

2. Please disclose production for each period, by final product sold, for each individual field that contains 15% or more of your total proved reserves, to comply with
Item 1204(a) of
      Regulation S-K, based on the definition of field in Rule 4-10(a)(15) of Regulation S-X.
 Zel C. Khan
FirstName LastNameZel C. Khan
Petrolia Energy Corporation
Comapany20, 2018
December NamePetrolia Energy Corporation
December 20, 2018 Page 2
Page 2
FirstName LastName
Item 15. Exhibits, Financial Statement Schedules
Exhibit Index
Exhibit Number 99.1, page 31

3.       We note the following remarks in the MKM Engineering reserve report:

         "The Reserves estimates included in this report conform to the guidelines specified by the
         SPE, AAPG, WPC, and SPEE. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the SPE website (www.spe.org)."

         However, the estimates of reserves and future net cash flows disclosed in your filing and summarized within the reserve report should adhere to the definitions in Rule 4-10(a) of
         Regulation S-X, and the requirements of FASB ASC 932. Please obtain and file a revised reserve report that conforms with this guidance. Please also revise the disclosures within your filing of reserves and future net cash flows, including the standardized measures, as necessary to resolve any material inconsistencies. You may refer to Instructions 4 and 6 to Item 102 of Regulation S-K for further clarification.
4. We note that although the reserve report includes information relating to probable reserves, you have not included the related details within your filing. If you choose not to disclose probable reserves, you should obtain and file a reserve report that does not include information about probable reserves.

         Alternatively, if you choose to disclose probable reserves, you should adhere to the guidance in Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.
5. Please ensure that all disclosures of probable reserves, whether in the filing or in the reserve report, do not include any aggregated totals of proved and probable reserves, consistent with the guidance in the answer to Question 105.01 in our Compliance and
         Disclosure Interpretations, regarding Oil and Gas Rules, available on our website at:
         http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm
6. The reserve report that you have filed does not include certain information required by
         Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information to comply with this guidance.

             The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

             The date on which the report was completed (in addition to the effective date) (Item
             1202(a)(8)(ii)).
 Zel C. Khan
FirstName LastNameZel C. Khan
Petrolia Energy Corporation
Comapany20, 2018
December NamePetrolia Energy Corporation
December 20, 2018 Page 3
Page 3
FirstName LastName
             The proportion of the Company's total proved reserves covered by the report (Item
             1202(a)(8)(iii)).

             A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

             The initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report (Item(a)(8)(v)).

             A discussion of the possible effects of regulation on the ability of the Company to recover the estimated reserves (Item (a)(8)(vi)).

             A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item
(a)(8)(viii)).
Financial Statements
Note 13 Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-30

7. We note that you report a $16.6 million standardized measure of discounted future net cash flows as of December 31, 2017 on page F-32, although the components of the changes that you report in the 2017 column yield a negative $3.9 million. Please revise this disclosure as necessary to accurately portray the changes and year-end estimates, consistent with FASB ASC 932-235-50-31 and 35.
Notes to Consolidated Financial Statements
Note 13. Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited)
Standardized Measure of Oil and Gas, page F-32

8. We note that the average future production costs per barrel of oil reflected in your standardized measures appear to be $16.69 and $21.13 as of December 31, 2017 and
         December 31, 2016, based on the proved reserves reported on page F-31, and the future production costs reported on page F-32. However, your average annual historical production costs per barrel of oil, based on the annual lease operating expense disclosed on page F-3, and the annual oil production figures disclosed on page F-31, are $121.67 and $45.79 per barrel for the years ended December 31, 2017 and 2016.

         We also note that you report average annual production costs for Texas, Oklahoma, and
         New Mexico on page 10, of $57.94, $133.25 and $251.23 per barrel in 2017, all of which reflect and increase compared to the figures of $35.53, $81.47 and $186.25 per barrel in
         2016, and are all greater than those reflected in your standardized measures.
 Zel C. Khan
Petrolia Energy Corporation
December 20, 2018
Page 4
         Tell us why the future production costs per barrel of oil used in the calculation of your standardized measures of future net cash flows as of December 31, 2017 and 2016 appear to be significantly lower than the comparable historical costs for each period, and explain how your computations are consistent with FASB ASC 932-235-50-31(b), which requires estimates of future development and production costs that are based on year-end costs and assuming a continuation of existing economic conditions, if this is your view.

         Also tell us why the future production costs per barrel of oil utilized in the standardized measure of future net cash flows as of December 31, 2017 would be 21% lower than the comparable costs used in the standardized measure of future net cash flows as of
         December 31, 2016, as reflected in your computations, considering the increase in costs you report for properties in each state.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding engineering comments. You may contact Lily Dang - Staff Accountant at
(202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameZel C. Khan                                  Sincerely,
Comapany NamePetrolia Energy Corporation
                                                               Division of
Corporation Finance
December 20, 2018 Page 4                                       Office of
Natural Resources
FirstName LastName